SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S/A CNPJ 02.558.074/0001-73 - N I R E 35.3.001.587.9-2 Publicly-held Company with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS
HELD ON OCTOBER 25, 2007

1. DATE, TIME AND PLACE: October 25, 2007, at 07:00 p.m., on Av. Roque Petroni Júnior, 1464, 6º andar, lado B, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, who represented a quorum under the terms of the Articles of Incorporation. As permitted in §2 of article 15 of the Company’s Articles of Incorporation, Messrs. Luis Miguel Gilpérez López, Ignácio Aller Malo and João Pedro Amadeu Baptista attended the meeting by audio-conference.

4. AGENDA AND RESOLUTIONS:

4.1 Structured Loan from EIB (European Investment Bank) – In attention to item IX of article 17 of the Bylaws, the Directors reviewed and approved the borrowing, by Vivo S.A. (wholly-owned subsidiary of Vivo Participações S.A.) of a structured loan from the European Investment Bank (EIB), in the principal amount in BRL (R$) equivalent to the limit of two hundred and fifty million Euros (EUR 250,000,000.00), for a term of up to nine (9) years, at the total estimated cost equivalent to 106% of the CDI (Interbank Deposit Certificates), which shall be defined at the time of drawdown of the funds. The borrowing herein approved, which shall be guaranteed by a letter of bank security, will be intended for funding expansion and investment projects.

5. CLOSING OF THE MEETING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up, which were read, approved and signed by all the Directors attending the meeting and by the Secretary, being following transcribed in the proper book. Signatures: Luis Miguel Gilpérez Lopez - Chairman of the Meeting and Chairman of the Board of Directors; João Pedro Amadeu Baptista – Vice-Chairman of the Board; Felix Pablo Ivorra Cano; Shakhaf Wine; Ignácio Aller Malo; Luiz Kaufmann; Antonio Gonçalves de Oliveira; Rui Manuel de Medeiros D’Espiney Patrício; José Guimarães Monforte – Directors; and Breno Rodrigo Pacheco de Oliveira – General Secretary.

I hereby certify that this is faithful copy of the original minutes, which were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Meeting - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.